Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2007

Mr. Arthur E. Chandler
SVP & Chief Financial Officer
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

Re: Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 000-14697

Dear Mr. Chandler:

We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20
2006 Compared to 2005, page 23

1.   We believe your disclosure of the reserve for loss and loss adjustment expenses
        could be improved to better explain the judgments and uncertainties surrounding
        this estimate and the potential impact on your financial statements. We believe in
        order to meet the principal objectives of MD&A this disclosure should enable the
        investor to understand 1) management's method for establishing the estimate; 2)
        whether and if so to what extent and why management has adjusted their

assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

b. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

      c. Please identify and describe those key assumptions, in addition to the lower-than-expected severity referenced as being key in the changes to your prior year reserves, which materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

            1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. This discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

            2. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified. Refer to your disclosure in the last full paragraph on page 57 that states that "more recent statistical data reflects different patterns…".

      d. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Liquidity and Capital Resources, page 33

2. Please provide us in disclosure type format a description of a) the facts and circumstances that led to your decision to sell securities, b) your investment strategy when certain economic conditions persist, i.e. low interest-rate environment or vice-versa, and c) the impact that your decision to sell securities had and will have on the investment portfolio and on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields. Specifically address the decision to sell the equity securities that resulted in the significant realized gains in the current period.

3. Please provide us in disclosure type format a revised table that includes the total obligations included within that table. Remove the presentation of the net reserves from this tabular presentation. Refer to Item 303(a)(5)(i) of Regulation S-K.

Financial Statements – December 31, 2006

1 - Description of Business and Summary of Significant Accounting Policies, page 47
Investments, page 47

4. Please provide us in disclosure type format your policy for accounting for potential prepayments associated with the mortgage backed securities disclosed in note 3.

Losses and Loss Settlement Expenses, page 48

5.   Please provide us in disclosure type format a revised policy that addresses your discount related to certain long-term disability workers' compensation cases deducted from reserves as disclosed in Schedule VI on page 83.

New Accounting Standards, page 49

6.   Please explain to us how the assertion made in the discussion of the adoption of SFAS 158 that a sufficient liability equal to the difference between the accumulated benefit obligation and the fair value of the plan assets reconciles to the information provided in note 13 related to these plans. Specifically on page 64 you disclose an "Accumulated benefit obligations at December 31" of $188.4 million and the "Fair value of plan assets at December 31" of $161.8 million with a "Funded status" of ($21.6) million. Refer to paragraph 4 of SFAS 158.

8 - Shareholders' Equity, page 58

7.   Please provide us in disclosure type format or help us identify where you included the accumulated balances for each classification included in "Accumulated other comprehensive income." Refer to paragraph 26 of SFAS 130.

Form 10-Q for the quarter ended June 30, 2007

Item 4. Controls and Procedures, page 28

8.   We noted that you used the term "sufficient" to describe your evaluation of your disclosure controls and procedures. The use of terminology other than "effective" appears to indicate you are attempting to state that disclosure controls and procedures met some standard lower than effective. Please tell us why the term "sufficient" is appropriate and is in compliance with Item 307 of Regulation S-K or confirm to us that you will revise this disclosure in future filings.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant